Management's Report to the Shareholders

The accompanying consolidated financial statements, management's discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management's discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company. The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the independent auditors' report and the management's discussion and analysis. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements and management discussion and analysis for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP. Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements of the Company.

(signed) E. M. Siegel, Jr.________________	(signed) Brian R. Hedges___________
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(signed) Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
January 31, 2003

COMMENTS BY AUDITORS ON CANADA -- U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 (a) to the financial statements. Our report to the Shareholders, dated January 31, 2003, is expressed in accordance with Canadian reporting standards, which does not require a reference to such a change in accounting principle in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
January 31, 2003

Consolidated Balance Sheets
At December 31 ($000)	2002	2001

ASSETS
Current
Cash	$ 25,068	$ 17,151
Accounts receivable	201,675	197,716
Inventories	329,415	265,417
Prepaid expenses and other assets	6,077	5,099
Income taxes recoverable	1,306	5,297
	563,541	490,680

Property, Plant and Equipment (Note 5)	110,512	109,039
Deferred Financing Charges	4,962	6,177
Goodwill (Note 2 and 3)	2,709	15,123
Future Income Tax Assets (Note 10)	10,698	12,653
Other Assets (Note 6)	3,172	3,197
	$695,594	$636,869

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (Note 7)	$ 21,141	$ -
Accounts payable and accrued liabilities	188,585	162,180
Income taxes payable	2,487	165
	212,213	162,345

Long-Term Debt (Note 8)	212,602	214,105
Pensions and Benefits (Note 14)	9,590	9,242
Future Income Tax Liabilities (Note 10)	8,749	4,459
	443,154	390,151

Contingencies and Commitments (Note 15)
Shareholders' Equity
Preferred shares (Note 11)	30,000	30,000
Shareholders' equity (Note 11)	222,440	216,718
	252,440	246,718
	$695,594	$636,869

ON BEHALF OF THE BOARD,
(signed) C. R. Fiora	(signed) A. C. Thorsteinson
Director	Director

Consolidated Statements of Earnings and Retained Earnings

For the Years Ended December 31 ($000 except per share data)	2002	2001	2000

Revenues	$1,403,275	$1,402,509	$1,530,978
Cost of sales and operating expenses	1,332,864	1,351,888	1,464,836

Earnings before the following	70,411	50,621	66,142
Restructuring costs (Note 3)	2,749	2,400	-
Foreign exchange (gain) loss (Note 12)	(261)	1,383	-
Debt repurchase costs	-	391	-
Interest expense - net (Note 9)	20,324	23,017	23,849
Loss on sale of business (Note 4)	-	6,000	-
Acquisition costs (Note 3)	-	1,688	-

Earnings before income taxes	47,599	15,742	42,293
Provision for income taxes (Note 10)	18,363	7,134	18,393

Net earnings for the year	29,236	8,608	23,900

Retained Earnings --

Distributions
Dividends on preferred shares	(2,250)	(2,250)	(2,250)

Earnings available to common shareholders	26,986	6,358	21,650

Dividends on common shares	(6,466)	(7,596)	(5,854)
Amount related to common shares purchased for cancellation	-	-	(8,944)
Retained earnings, beginning of the year	100,461	101,699	76,182
Goodwill impairment (Note 2)	(15,123)	-	-
Adjustment for income taxes (Note 2)	-	-	18,665
Retained earnings, end of the year (Note 11)	$ 105,858	$ 100,461	$ 101,699

Basic earnings per common share	$ 0.71	$ 0.17	$ 0.53
Diluted earnings per common share	$ 0.68	$ 0.17	$ 0.53

Consolidated Cash Flow Statements

For the Years Ended December 31 ($000)	2002	2001	2000

Operating activities
Net earnings for the year	$ 29,236	$ 8,608	$ 23,900
Depreciation and amortization	15,192	14,663	14,245
Future income taxes	8,708	3,503	15,449
Loss (gain) on sale of fixed assets	26	(113)	455
Restructuring costs	2,749	2,400	-
Foreign exchange (gain) loss	(261)	1,093	-
Debt repurchase costs	-	391	-
Loss on sale of business	-	6,000	-
Acquisition costs	-	1,688	-
Cash from operating activities before working capital	55,650	38,233	54,049

Changes in non-cash working capital items
Accounts receivable	(210)	69,182	(17,277)
Inventories	(55,841)	36,772	(28,558)
Accounts payable and accrued liabilities	23,926	(46,328)	(3,802)
Current income taxes	3,919	(4,397)	(9,919)
Other	(923)	(323)	274
Change in non-cash working capital	(29,129)	54,906	(59,282)
Cash from (used in) operating activities	26,521	93,139	(5,233)

Financing activities
Increase (decrease) in bank borrowing	21,141	(38,441)	15,964
Dividends on common shares	(6,466)	(7,596)	(5,854)
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Repurchase of long-term debt	-	(14,808)	-
Issue (purchase) of common shares	253	-	(39,444)
Deferred financing costs	(14)	(29)	(577)
Cash from (used in) financing activities	12,664	(63,124)	(32,161)

Investing activities
Purchase of fixed assets	(12,768)	(8,152)	(13,020)
Proceeds on sale of fixed assets	2,328	255	108
Purchase of businesses (Note 3)	(21,406)	(25,288)	(4,500)
Proceeds on sale of businesses (Note 4)	-	10,397	-
Proceeds from assets held for sale	-	-	42,335
Other	578	1,001	1,426
Cash from (used in) investing activities	(31,268)	(21,787)	26,349

Increase (decrease) in cash	7,917	8,228	(11,045)
Cash, beginning of the year	17,151	8,923	19,968

Cash, end of the year	$ 25,068	$ 17,151	$ 8,923

Notes to the Consolidated Financial Statements

1.	Summary of Significant Accounting Policies
a)	Principles of consolidation

The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 16.

b)      Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c)      Property, plant, equipment and depreciation

Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment and over the lease term for leasehold improvements. Depreciation expense was $13,973,000 in 2002 (2001: $12,993,000; 2000: $11,863,000).

d)      Deferred financing charges and amortization

Costs incurred that relate to financing are deferred and amortized over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,219,000 in 2002 (2001: $1,243,000; 2000: $1,314,000).

e)      Goodwill and amortization

Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. Goodwill on acquisitions subsequent to July 1, 2001 is not amortized but is subject to an annual permanent impairment test (see Note 2). Goodwill on acquisitions prior to July 1, 2001 was amortized on a straight-line basis over a period not exceeding 40 years or written down when there has been a permanent impairment in value. Effective January 1, 2002 all goodwill ceased to be amortized and is subject to an annual permanent impairment test. Amortization recorded in 2001 was $427,000 and 2000 was $1,068,000. For 2000 goodwill was amortized over a period not exceeding 20 years.

f)      Pensions

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Aggregate gains and losses are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g)      Income taxes

The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company adopted the new Canadian accounting standards for income taxes effective January 1, 2000 (see Note 2).

h)      Foreign currency translation

The accounts of foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date. For 2002, the U.S. dollar published exchange rate was 1.5796 (2001: 1.5926). Revenues and expenses are translated at the average rate of exchange for the year. For 2002, the U.S. dollar published average exchange rate was 1.5703 (2001: 1.5489). The resulting gains or losses are accumulated as a separate component of shareholders' equity.

Effective January 1, 2001, the Company adopted the new Canadian accounting standards on foreign currency translation and accordingly, exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 2). Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the separate component of shareholders' equity.

i)      Earnings per share

Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2002 was 38,024,034 (2001: 37,981,501; 2000: 41,068,870). After the affect of an adjustment for stock options the diluted weighted average number of common shares for 2002 was 39,972,976 (2001: 38,443,168; 2000: 41,068,870).

j)       Stock-based compensation

In 2001, the Company adopted the new accounting standards for stock-based compensation and other stock-based payments. The Company has chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the new standard. As required by the standard, pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used (see Note 11).

k)      Revenue recognition

Revenue is recognized when the goods are shipped to the customer. Revenue on certain sales in the energy segment, where the Company acts as an agent, is presented on a net basis.

l)      Derivative financial instruments

The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows. Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income. Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

m)      Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, provisions for environmental cleanup costs of previously discontinued operations, inventories, accounts receivable and other contingencies represent management's best estimates. Actual results could differ from these estimates.

2.     Change in Accounting Policies
a)

Effective January 1, 2002, the Company adopted the entire provisions of the new Canadian accounting standard for goodwill and other intangibles. Under this standard goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation based on discounted cash flows in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to retained earnings at January 1, 2002.

The following table presents the impact on comparative net earnings and earnings per share had the new standard been in effect January 1, 2000.

	Year Ended
($000)	December 31, 2001	December 31, 2000
Net earnings as reported	$ 8,608	$ 23,900
Goodwill amortization	427	1,068
Net income adjusted	9,035	24,968
Basic and diluted earnings
per share - as reported	$ 0.17	$ 0.53
Basic and diluted earnings
per share - adjusted	$ 0.18	$ 0.55

b)

Effective July 1, 2001, the Company adopted the new accounting standard for business combinations. The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 (see Note 3) and the goodwill generated from these acquisitions was not amortized as required by the transitional provisions of the goodwill standard.

c)

Effective January 1, 2001, the Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments. Under the new earnings per share standard, the treasury stock method is used for determining the dilutive effect of stock options issued. Under the new accounting standard for foreign currency translation, foreign exchange gains and losses on long-term debt are no longer deferred and amortized. The new accounting standard on stock-based compensation permits the intrinsic value-based method of accounting for stock-based compensation. The implementation of these standards does not have a material effect on the Company's results of operations, financial position or cash flows.

d)

Effective January 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company elected to adopt these standards retroactively without restatement. The cumulative effect of adopting the standard was an increase in net tax assets of $17,767,000, cumulative translation adjustment of $898,000 and retained earnings of $18,665,000 as of January 1, 2000.

3.     Business Acquisitions
a)

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash. This acquisition is intended to strengthen the existing Bahcall operations in Wisconsin and has led to the restructuring of these operations. Costs associated with the restructuring of the Williams Steel location of $0.2 million were included in goodwill.

Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash.

Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million. The acquisition was made to strengthen the B.C. Region and led to the restructuring of the B.C. service center operations. Costs of $1.2 million associated with the restructuring of the A. J. Forsyth locations were included in goodwill on acquisition, which totaled $7.6 million.

Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods, for $4.5 million cash and assumed bank debt of $5.3 million. Additional amounts under an earnout based on results may be paid over five years and will be incremental to goodwill. The additional amount related to 2002 is $nil (2001: $102,000; 2000: $509,000).

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

Net assets acquired, at assigned values at acquisition dates:

($000)	2002	2001	2000
Accounts receivable	$ 4,110	$ 12,323	$ 16,503
Inventories	8,567	15,945	4,587
Fixed assets	6,273	16,693	53
Other assets	54	510	12
Goodwill	2,680	8,321	3,000
Total assets	21,684	53,792	24,155
Accounts payable and accrued liabilities	(346)	(8,203)	(14,385)
Future income taxes	68	(3,181)	-
Net identifiable assets	21,406	42,408	9,770
Bank debt assumed	-	(17,120)	(5,270)
Net assets acquired	$ 21,406	$ 25,288	$ 4,500

The tax deductible portion of goodwill is $2.7 million (2001: $0.8 million; 2000: $nil).

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

b)

In 2002, costs of restructuring the Bahcall locations, including the closure of the Waukeshau location and employee terminations, of $3.1 million have been charged to income.

In 2001, the costs of restructuring the Russel Metals locations of $2.4 million have been charged to income. During 2002, $0.4 million of this provision, not required for restructuring, was included in income.

($000)	2002	2001
Restructuring - Russel B.C. operations	$ (392)	$ 2,400
Restructuring - Bahcall operations	3,141	-
Restructuring costs	$ 2,749	$ 2,400

4.	Divestitures

Divestitures include the sale of the inventory and fixed assets of Total Distributors, the Company's Tulsa based energy sector operation for cash of $9.6 million on June 15, 2001. This sale resulted in a loss on sale of business of $6.0 million.

5.     Property, Plant and Equipment

($000)	2002		2001
	Cost	Net	Cost	Net
Land and buildings	$ 73,983	$ 43,008	$ 71,157	$ 41,948
Machinery and equipment	163,044	56,686	153,647	56,601
Leasehold improvements	25,777	10,818	24,933	10,490
	$ 262,804	$ 110,512	$ 249,737	$ 109,039

6.       Other Assets

Other assets includes a demand loan to an officer at interest rates prescribed by tax authorities for the purchase of Company shares in the amount of $710,820 (2001: $741,670). Repayment of these loans is not tied to the value of the underlying stock and qualify for asset treatment.

7.      Revolving Credit Facilities

The Company has a credit facility with a syndicate of banks which provides a line of credit to a maximum of $253.8 million, including letters of credit. The Company has extended the facility to June 19, 2005. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2002. The obligations of the Company under this Agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company's operations. At December 31, 2002 and 2001, the Company had borrowings of $5.8 million (2001: $nil) and letters of credit of $8.0 million (2001: $10.5 million) under this facility.

In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2002, these subsidiaries had borrowings of US $11.8 million (2001: US $0.5 million) and letters of credit of US $5.6 million (2001: US $1.8 million).

8.      Long-Term Debt

($000)	2002	2001
10% Senior Notes US $115.6 million due June 1, 2009	$182,602	$184,105
8% Subordinated Debentures due June 15, 2006	30,000	30,000
	$212,602	$214,105

a)      10% Senior Notes

During the year ended December 31, 2001, the Company repurchased US $9.4 million of the 10% Senior Notes for US $9.4 million in cash.

During 2002 and 2001, US $69.4 million of these are notes of Russel Metals Inc., legal entity, and have been designated as a hedge of the Company's net investment in foreign subsidiaries. The remaining US $46.2 million are notes of RMI USA LLC, a U.S. subsidiary of Russel Metals Inc.

The notes are redeemable, as units, in whole or in part, at the joint option of the Company and the U.S. Subsidiary, on or after June 1, 2004 at 105% of the principal amount declining rateably to 100% of the principal amount on or after June 1, 2007. In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The notes contain certain restrictions on the payment of common share dividends.

b)     8% Subordinated Debentures

The 8% Subordinated Debentures, which are unsecured and mature in June 2006, are redeemable at face value subject to certain conditions being met.

9.      Interest expense

($000)	2002	2001	2000
Interest on long-term debt	$20,550	$21,396	$21,533
Other interest (income) expense	(226)	1,621	2,316
	$20,324	$23,017	$23,849

Total interest paid by the Company in 2002 was $20,298,000 (2001: $23,272,000; 2000: $23,654,000).

10.      Income taxes

a)	The non-current future income tax balances consist of:

($000)	2002	2001
Future income tax assets
Tax benefits of loss carryforwards	$8,988	$11,421
Plant and equipment	1,677	(2,481)
Pensions and benefits	988	2,999
Other timing	3,362	2,572
Unrealized foreign exchange charged to equity	-	3,638
Gross future income tax assets	15,015	18,149
Valuation allowance	(4,317)	(5,496)
Total future income tax assets	10,698	12,653

Future income tax liabilities
Plant and equipment	(5,930)	(4,530)
Pension and benefits	2,174	-
Other timing	(8,028)	71
Unrealized foreign exchange charged to equity	3,035	-
Total future income tax liabilities	(8,749)	(4,459)
Net future income taxes	$ 1,949	$ 8,194

b)	The Company's effective income tax rate is derived as follows:

	2002	2001	2000
Average combined statutory rate	39.0%	41.9%	43.5%
Statutory tax rate changes	-	(2.4)%	0.9%
Large Corporation Tax	0.5%	2.8%	0.6%
Rate difference of U.S. companies	(1.1)%	4.1%	(0.7)%
Other	0.2%	(1.1)%	(0.8)%
Average effective tax rate	38.6%	45.3%	43.5%

c)     The details of the income tax provision are as follows:

($000)	2002	2001	2000
Current provision	$ 9,655	$ 3,631	$ 2,944
Future provision	8,708	3,881	15,089
Statutory rate adjustments	-	(378)	360
	$18,363	$7,134	$18,393

d)	Income taxes paid in 2002 were $5,942,000 (2001: $2,058,000; 2000: $3,838,000).

e)	The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount
	2004	$1,411
	2005	596
	2006	761
	2007	838
	2008	586
	2009	6

In addition, the Company has recorded a valuation allowance for timing differences of approximately $7.7 million (2001: $3.7 million).
11.	Shareholders' Equity

a)     The components of shareholders' equity are as follows:

($000)	2002	2001
Common shares	$122,324	$122,071
Retained earnings	105,858	100,461
Cumulative translation adjustment	(5,742)	(5,814)
	$222,440	$216,718

b)	At December 31, 2002, the authorized share capital of the Company consists of:
(i)	an unlimited number of common shares without nominal or par value;
(ii)	an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and
(iii)	an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Company has 1,200,000 cumulative, redeemable Class II preferred shares, Series C with annual cash dividends of $1.875 per share payable in quarterly instalments authorized, issued and outstanding as of December 31, 2002 and 2001. This series of Class II preferred shares is non-voting and is redeemable at a price of $25 per share without condition.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

c)     The number of common shares issued and outstanding at December 31 was as follows:

	Number of Shares	Amount ($000)
Balance, December 31, 2000 and 2001	37,981,501	$122,071

Stock options exercised	75,500	253
Balance, December 31, 2002	38,057,001	$122,324

During 2000, the Company purchased 7,143,935 shares pursuant to a substantial issuer bid and 2,384,000 shares pursuant to a normal course issuer bid. The stated capital has been removed from the common share account and the remainder charged to retained earnings.

The common shares purchased were cancelled.
d)

The Company has a shareholder approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 4,500,000. The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. The consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

	Number of Options		Weighted Average Exercise Price
	2002	2001	2002	2001
Balance, beginning of the year	2,293,600	1,884,600	$3.97	$4.45
Granted	604,000	629,000	3.87	3.06
Exercised	(75,500)	-	3.35	-
Expired	(140,000)	(220,000)	4.54	5.44
Balance, end of the year	2,682,100	2,293,600	$3.94	$3.97
Exercisable	1,651,600	1,360,400	$4.21	$4.39

The outstanding options at December 31, 2002 have exercise prices ranging from $3.00 to $6.375. These options expire in the years 2005 to 2012 and have a weighted average remaining contractual life of 7.7 years.

At January 1, 2001, the Company adopted the new accounting standard for stock-based compensation. As permitted by the standard, the Company has elected to account for stock options using the intrinsic value-based method.

Pro forma net earnings and earnings per share, as calculated under the fair value-based method are as follows:

($000 except per share data)	2002	2001	2000

Net earnings	$ 28,472	$ 7,707	$22,862

Basic earnings per common share	$ 0.69	$ 0.14	$ 0.50
Diluted earnings per common share	$ 0.66	$ 0.14	$ 0.50

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:
	2002	2001	2000

Dividend yield	5.0%	5.0%	5.0%
Expected volatility	39.6%	41.8%	47.5%
Expected life	7 yrs	10 yrs	10 yrs
Risk free rate of return	5.0%	5.0%	5.0%
Weighted average fair value of options granted	$1.09	$0.91	$1.19

12. Financial Instruments

a) Fair value

The estimated fair value of long-term debt as at December 31, 2002 and 2001 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2002	2001
Long-term debt
Carrying amount	$212,602	$214,105
Fair value	219,032	217,458

As at December 31, 2002 and 2001, the estimated fair value of financial assets, liabilities and off balance sheet instruments approximates their carrying values.

b)     Credit risk

The Company, in the normal course of business, is exposed to credit risk from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this risk by entering into forward contracts with Canadian chartered banks only.

c)     Interest rate risk

The Company is not exposed to significant interest rate risk. The Company's long-term debt is at fixed rates. The Company's bank debt that is used to finance working capital, which is short term in nature, is at floating interest rates.

d)     Foreign exchange risk

The Company uses foreign exchange contracts to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2002, the Company had outstanding forward foreign exchange contracts in the amounts of US $3.0 million (2001: US $6.0 million) and Eurodollar nil (2001: Eurodollar 0.4 million).

The Company has designated US $69.4 million of the Senior Notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowing not designated as a hedge of its net investment are charged to income as incurred. This resulted in a foreign exchange gain of $261,000 (2001 loss: $1.4 million).

13.	Segmented Information

The Company conducts business primarily in three metals business segments.

i)

Service center distribution

The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. The Company services all major geographic regions of Canada and selected regions in the United States.

ii)

Energy sector distribution

The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers. These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States.

iii)

Steel import/export

The Company's steel import/export business primarily imports foreign steel products into Canada and the United States for sale to third party steel service centers and other customers.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

a)     Results by business segment:

($000)	2002	2001	2000

Segment Revenues
Service center distribution	$ 750,878	$ 706,173	$ 804,043
Energy sector distribution	289,623	360,515	331,383
Steel import/export	348,055	321,454	385,355
	1,388,556	1,388,142	1,520,781
Other	14,719	14,367	10,197
	$1,403,275	$1,402,509	$1,530,978

Segment Operating Profits
Service center distribution	$ 31,516	$ 19,352	$ 36,064
Energy sector distribution	13,612	18,406	15,317
Steel import/export	28,090	14,175	20,126
	73,218	51,933	71,507
Other income	5,732	6,177	2,876
Corporate expenses	(8,539)	(7,489)	(8,241)
	$ 70,411	$ 50,621	$ 66,142

Identifiable Assets
Service center distribution	$ 312,999	$ 298,098	$ 297,702
Energy sector distribution	145,670	149,623	179,384
Steel import/export	162,776	112,941	144,725
Identifiable assets by segment	621,445	560,662	621,811

Assets not included in segments
Cash	25,068	17,151	8,923
Income tax assets	12,004	17,950	22,027
Deferred financing charges	4,962	6,177	7,613
Other assets	3,172	3,197	5,198
Corporate and other operating assets	28,943	31,732	28,885
Total assets	$ 695,594	$ 636,869	$ 694,457

b)     Results by geographic segment:

($000)	2002	2001	2000

Segment Revenues
Canada	$ 991,821	$ 941,105	$1,032,222
United States	396,735	447,037	488,559
	$1,388,556	$1,388,142	$1,520,781

Segment Operating Profits
Canada	$ 54,899	$ 46,940	$ 64,604
United States	18,319	4,993	6,903
	$ 73,218	$ 51,933	$ 71,507

Identifiable Assets
Canada	$ 439,910	$ 425,564	$ 451,583
United States	181,535	135,098	170,228
	$ 621,445	$ 560,662	$ 621,811

14.    Pensions and Benefits

The Company maintains defined benefit pension plans, post retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components for the Company's pension and benefit expense include the following:

($000)	2002	2001	2000

Defined benefit pension plans
Benefits earned during the year	$1,399	$1,237	$1,204
Interest cost on benefit obligation	3,639	3,469	3,332
Expected return on plan assets	(3,333)	(3,396)	(3,263)
Other	208	(110)	(194)
	1,913	1,200	1,079
Post retirement benefits	390	380	365
Defined contribution plans
Paid during the year	834	522	764
	3,137	2,102	2,208
Related to discontinued operations	(475)	(498)	(505)
Pension and benefit expense	$2,662	$1,604	$1,703

The actuarial determinations were based on the following assumptions in each year:

	2002	2001	2000
Assumed discount rate - year end	6.5%	6.5%	7.0%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 9% (2001: 8%; 2000: 9%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post retirement benefits of $762,000 or a decrease of $661,000 and an increase in net periodic cost of $65,000 or a decrease of $55,000.

The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

	Pension Plans		Other Benefit Plans
($000)	2002	2001	2002	2001
Reconciliation of accrued benefit obligation
Balance, beginning of the year	$55,541	$49,831	$5,605	$5,297
Current service cost	1,399	1,237	44	36
Participant contribution	351	390	-	-
Interest cost	3,639	3,469	357	362
Benefits paid	(2,587)	(2,319)	(273)	(234)
Plan amendments	92	106	-	-
Actuarial (gain) loss	(3,627)	2,827	95	144
Balance, end of the year	$54,808	$55,541	$5,828	$5,605

Reconciliation of fair value of plan assets
Balance, beginning of the year	$47,852	$48,824	$ -	$ -
Actual return of plan assets	(1,576)	(650)	-	-
Employer contributions	1,785	1,607	273	234
Employee contributions	351	390	-	-
Benefits paid	(2,587)	(2,319)	(273)	(234)
Balance, end of the year	$45,825	$47,852	$ -	$ -

Unamortized amounts
Funded status -- (deficit)	$(8,983)	$(7,689)	$(5,828)	$(5,605)
Unrecognized prior service cost	163	106	-	-
Unamortized net actuarial loss/(gain)	5,534	4,425	(476)	(582)
Accrued benefit liability	$(3,286)	$(3,158)	$(6,304)	$(6,187)

As at December 31, 2002, five (2001: five) of the Company's pension plans, included in the previous table, had a projected benefit obligation of $42,814,000 (2001: $43,247,000), a fair value of plan assets of $37,186,000 (2001: $38,460,000) and an unfunded obligation of $5,628,000 (2001: $4,787,000).

Also at December 31, 2002, the Company has certain unfunded executive arrangements with an accrued benefit obligation of $4,524,000 (2001: $4,954,000).

The other benefit plans primarily represent obligations to retired employees of sold or closed businesses. Approximately 4.5% of all active employees are entitled to retirement benefits.

($000)	2002	2001

Defined contribution plans
Fair value of plan assets
Canadian plans	$ 5,142	$ 5,479
401(k) U.S. plans	17,273	20,249
	$22,415	$25,728

($000)	2002	2001

Plans in the process of being wound up
Fair value of plan assets	$ 2,455	$15,048
Projected benefit obligation	-	(219)
Surplus	$ 2,455	$14,829

The plans in the process of being wound up relate to previously discontinued operations. The resolution of the surplus may result in sharing arrangements with employees of those operations. During 2002, the surplus in one of these plans was distributed to the employees and the Company.

As at December 31, 2002, approximately 37% of all pension plan assets were invested in equities, 37% in fixed income securities, and 26% in cash.

15.	Contingencies and Commitments
a)

The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b)

The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2003 - $10,108,000; 2004 - $10,029,000; 2005 - $7,415,000; 2006 - $5,658,000; 2007 - $4,224,000; 2008 and beyond - $11,091,000. Rental expense on operating leases were as follows: 2002 - $9,753,000, 2001 - $10,645,000, 2000 - $12,741,000.

c)

The Company is incurring site cleanup and restoration costs related to properties held for resale. Remedial actions are currently underway at several sites. The estimated costs of these cleanups have been provided for based on management's best estimates. Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

16.    United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000)	2002	2001	2000
Net earnings for the year under Canadian GAAP	$ 29,236	$ 8,608	$ 23,900
Income taxes	-	(360)	360
Amortization of transitional obligation - pensions	(561)	(561)	(561)
Goodwill impairment - transitional loss	(15,123)	-	-
Net earnings - U.S. GAAP	13,552	7,687	23,699
Other comprehensive income items:
Change in currency translation adjustment	425	(2,803)	(2,554)
Tax effect of change in currency translation adjustment	(353)	2,704	2,188
Minimum pension liability	1,762	(5,178)	(617)
Comprehensive earnings - U.S. GAAP	$ 15,386	$ 2,410	$ 22,716

Opening retained earnings and comprehensive earnings - U.S. GAAP	$ 95,580	$103,016	$ 97,348
Dividends on common shares	(6,466)	(7,596)	(5,854)
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Comprehensive earnings - U.S. GAAP	15,386	2,410	22,716
Amount related to common shares purchased for cancellation	-	-	(8,944)
Closing retained earnings and comprehensive earnings - U.S. GAAP	$102,250	$ 95,580	$103,016

Basic earnings per common share - U.S. GAAP	$ 0.30	$ 0.14	$ 0.52
Fully diluted earnings per common share - U.S. GAAP	$ 0.29	$ 0.14	$ 0.52

a)

Effective January 1, 2000, the Company adopted the new Canadian accounting standards for accounting for income taxes. Canadian standards require an adjustment to income when changes in income tax rates have been substantively enacted. A proposed change in income tax rates resulted in a charge to income of $360,000 for the year ended December 31, 2000. As at December 31, 2000, this tax rate change had not been enacted as required by the U.S. standards. In 2001, this proposed change was enacted.

b)

Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Four of the Company's plans have a minimum liability which has been charged to other comprehensive income under U.S. GAAP.

c)

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2) except that the transitional impairment loss is charged to earnings as a cumulative effect of a change in accounting principle under U.S. GAAP.

d)

Other cumulative comprehensive income also includes changes in the cumulative translation account and the taxes thereon. This account represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of foreign denominated assets and liabilities.

e)

During 2002, FASB issued SFAS 145, Rescission of FASB statements No. 4, 44 and 64 and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which are not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows. Also, during 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company plans to implement this standard for transactions entered into subsequent December 31, 2002 and accordingly this new standard has not been used for recording the costs associated with restructuring the Williams Bahcall operations.

f)

On January 1, 2001, the Company adopted SFAS 133 Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows. During 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

17.	Subsequent Event

In December 2003, the Company plans to relocate its flat rolled operation in Hamilton, Ontario to a new facility. The projected cost of the land, building and machinery is expected to be $29 million. The move to the new facility is not expected to disrupt the Company's operations.

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

2002
	Three Months Ended				Year Ended
(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenues ($000)	$ 325,863	$ 351,523	$ 374,079	$ 351,810	$1,403,275
Earnings from operations ($000)	11,024	19,020	21,848	18,519	70,411
Earnings before taxes ($000)	5,884	14,829	16,108	10,778	47,599
Net earnings ($000)	3,514	9,102	9,980	6,640	29,236
Basic earnings per common share	$ 0.08	$ 0.22	$ 0.25	$ 0.16	$ 0.71
Adjusted earnings per common share	$ 0.08	$ 0.21	$ 0.26	$ 0.20	$ 0.75
Market price of common shares
High	$ 4.28	$ 5.49	$ 5.25	$ 5.20	$ 5.49
Low	$ 3.46	$ 4.29	$ 4.10	$ 4.22	$ 3.46
Number of common shares traded	4,294,572	2,354,671	3,208,781	2,149,368	12,007,392

2001

	Three Months Ended				Year Ended
(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenues ($000)	$ 398,697	$ 352,831	$ 336,832	$ 314,149	$1,402,509
Earnings from operations ($000)	13,981	12,932	12,338	11,370	50,621
Earnings before taxes ($000)	6,164	(566)	6,051	4,093	15,742
Net earnings ($000)	3,602	(694)	3,540	2,160	8,608
Basic earnings per common share	$ 0.08	$ (0.03)	$ 0.08	$ 0.04	$ 0.17
Adjusted earnings per common share	$ 0.10	$ 0.10	$ 0.09	$ 0.08	$ 0.37
Market price of common shares
High	$ 3.55	$ 3.74	$ 3.90	$ 3.68	$ 3.90
Low	$ 2.70	$ 3.00	$ 3.12	$ 3.25	$ 2.70
Number of common shares traded	4,797,624	2,619,819	1,367,335	1,988,062	10,772,840